June 23, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, DC 20549

Attention:Larry Spirgel

Re:Quotient Technology Inc.

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed March 11, 2016

Form 10-Q for the Period Ended March 31, 2016

Filed May 6, 2016

File No. 001-36331

Ladies and Gentlemen:

On behalf of Quotient Technology Inc. (the “Company”), we submit this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated June 10, 2016, relating to the Company’s quarterly report on Form 10-Q for the period ended Mach 31, 2016 (“10-Q”).

The Company’s response to the Staff’s comment is as follows (the numbered paragraph below corresponds to the numbered paragraph of the Staff’s comment letter, which has been retyped herein in bold italics for your ease of reference).

Form 10-Q for the Period Ended March 31, 2016

Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 17

1.

We note during this period the Company changed the functional currency of certain international subsidiaries to the United Stated Dollar due to significant changes in the nature of how [the Company] conduct[s] business internationally. Please expand [the Company’s] disclosure in this section to discuss those changes.

RESPONSE:

We respectfully acknowledge the Staff's comment, and will expand disclosure in the Management’s Discussion and Analysis of Financial Conditions and Operations in the

Quotient Technology Inc.    400 Logue Avenue, Mountain View, CA 94043    O 650.605.4600    F 650.605.4700    W quotient.com

Staff of the Securities and Exchange Commission

Re: Quotient Technology Inc.

June 23, 2016

Company’s future filings. Discussed below is the background for the significant changes in the nature of how the Company conducts its business internationally, which caused the functional currency change, and the proposed disclosure to be included in future filings beginning with the Company’s Q2 2016 Form 10-Q.

Background for the significant changes in the nature of how we conduct business internationally

Historically, our international subsidiaries generated inconsequential revenues and incurred inconsequential losses (1.2% and 1.4% of consolidated annual revenues and 6.3% and 3.3% of consolidated net losses, during the fiscal years ended December 31, 2015 and 2014, respectively) and had insignificant net book values of tangible assets (1.3% and 0.5% of consolidated assets as of December 31, 2015 and 2014, respectively). These subsidiaries negotiated and managed their business locally with minimal involvement from the U.S. parent entity. Accordingly, local currency was designated as the functional currency for each such subsidiary until the end of our fiscal year ended December 31, 2015.

During the fourth quarter of our fiscal year ending December 31, 2015, we acquired Shopmium S.A. (a company based in France) as part of our strategy to broaden our international operations. Subsequent to this acquisition, we reviewed our international strategy, including management of our relationships with international Consumer Packaged Goods (CPGs) brands, evaluation of worldwide competition and our international pricing strategy, our plan for managing future billings and collections for our international customers and our plan to further develop the acquired technology for its subsequent use by various entities. Consequently, as part of our new international strategy and changes to the way the Company runs its business internationally, we modified our existing international structure by entering into various inter-company licensing agreements between our U.S. entity and certain international entities, which became effective beginning with our first quarter of fiscal year 2016.

We believe that the changes to the way the Company runs its business internationally and related changes made to the Company’s international structure subsequent to the Shopmium acquisition were significant. We, therefore, considered the economic factors described under ASC 830-10-55-5, both individually as well as collectively, in our evaluation and conclusion that a change of functional currency to USD for certain subsidiaries was appropriate.

Staff of the Securities and Exchange Commission

Re: Quotient Technology Inc.

June 23, 2016

Our proposed disclosure (to be included in future filings beginning with Q2 Form 10-Q):

Prior to the first quarter of 2016, the functional currency of each of our international subsidiaries was the local currency, as our international subsidiaries negotiated and managed their business locally with minimal involvement from the U.S. parent entity.

Beginning with our first quarter of 2016, the functional currency of certain international subsidiaries changed from the local currency to USD. The change in functional currency was the result of changes in our international strategy primarily resulting from the acquisition of Shopmium S.A. (a private company based in France). We acquired Shopmium S.A. as part of our strategy to broaden our international operations and subsequently, we reviewed our international strategy, including management of our relationships with international Consumer Packaged Goods (CPGs) brands, evaluation of worldwide competition and our international pricing strategy, our plan to manage future billings and collections for our international customers and our plan to further develop the acquired technology for its subsequent use by various entities. Consequently, as part of our new international strategy and changes to the way the Company runs its business internationally, we modified our existing international structure and entered into various inter-company licensing agreements between our U.S. entity and certain international entities. As these changes were significant, we considered the economic factors outlined in ASC 830, Foreign Currency Matters for the determination of the functional currency. We concluded that most of the factors pointed to the use of the parent’s currency (USD) as the functional currency, which resulted in a change in functional currency to USD for such international subsidiaries.

The change in functional currency is applied on a prospective basis beginning with our first quarter of 2016 and translation adjustments for prior periods will continue to remain as a component of accumulated other comprehensive loss.

* * * * *

Staff of the Securities and Exchange Commission

Re: Quotient Technology Inc.

June 23, 2016

In responding to the Staff’s comments, the Company has authorized the undersigned to acknowledge on its behalf that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please do not hesitate to contact me at 650-605-4555.

Sincerely yours,

/s/ Jennifer Ceran

Jennifer Ceran,

Chief Financial Officer

cc:Quotient Technology Inc.

Steven Boal, Chief Executive Officer

Mir Aamir, President and Chief Operating Officer

Connie Chen, General Counsel, Compliance Officer and Secretary

Wilson Sonsini Goodrich & Rosati, Professional Corporation

Mark Baudler, Esq.

Ernst & Young, LLP

Tara Murphree

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